[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]




Ira I. Roxland
212.768.6999
iroxland@sonnenschein.com






Via Electronic Mail

August 29, 2007

John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549



     Re:  Millennium India Acquisition Company Inc.
          Preliminary Proxy Statement on Schedule 14A
          File No. 001-32931

Dear Mr. Reynolds:

     In connection with the filing on August 17, 2007 by Millennium India Acquisition Company Inc. (the "Company") of its preliminary proxy statement on
Schedule 14A (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission"), relating to the Company's proposed acquisition (the "Proposed Acquisition") of 14.90% of the equity share capital of SMC Global Securities Ltd. ("SMC") and SAM Global Securities Ltd. ("SAM" and, together with SMC, the "Target Companies"), you had requested a legal analysis setting forth how the Proposed Acquisition is consistent with the disclosure provided by the Company in the prospectus used in its initial public offering, as filed with the Commission on July 21, 2006 (the "Prospectus"), and the Company's amended and restated certificate of incorporation ("Certificate of Incorporation").

     Background
     ----------

     On May 12, 2007, the Company entered into two substantially identical share subscription agreements (each, a "Share Subscription Agreement") with SMC and SAM and their respective promoters. Under these agreements, the Company plans to acquire an equity share in each of SMC and SAM and therefore an indirect interest in each of their subsidiaries and equity affiliates. Each agreement provides that upon completion of the transaction, the Company will be the direct, legal and beneficial owner of 14.90% of the total issued and paid up equity share capital of SMC and SAM, on a fully diluted basis. The term "fully-diluted" includes all classes and series of outstanding shares of that company's stock combined with all options, convertible or other derivative securities, on an "as-if converted" basis.

     In the SMC Share Subscription Agreement, the Company agreed to acquire 1,314,054 equity shares of SMC for a subscription purchase price fixed at INR 1,376,905,203 ($34,081,812 at a conversion rate of $1.00=INR 40.40 as of August 13, 2007). In the SAM Share Subscription Agreement, the Company agreed to acquire 1,750,891 equity shares of SAM for a subscription purchase price fixed at INR 262,090,874 ($6,487,398 at the same conversion rate).

     On June 6, 2007, the Company entered into a set of substantially identical option agreements with SMC and SAM and their respective promoters, each of which grants the Company an option, exercisable within 30 days of the date that the corresponding share subscription is consummated, to require SMC and/or SAM, as the case may be, to initiate regulatory approval proceedings that would permit such company to issue Global Depositary Shares (GDS). In that issuance, the Company is entitled to subscribe to that number of Global Depositary Receipts
(GDRs), as would provide it, on conversion of the GDSs, with up to an additional six percent of the equity share capital of SMC and/or SAM, as the case may be.

     The Company is now seeking to call a stockholder meeting at which its stockholders will be asked to consider and vote upon proposals to approve the Share Subscription Agreements, among other proposals, and for that purpose has filed the Proxy Statement with the Commission on August 17, 2007.

     Analysis
     --------

     Neither the Company's Certificate of Incorporation nor the Prospectus specify any particular methodology to be used for the business combination, effectively leaving the choice of methodology to the Company's Board of Directors, subject to the broad acquisition purpose and parameters that appear in both the Certificate of Incorporation and the Prospectus.

     The Prospectus disclosure contemplates a variety of methodologies for consummating the business combination and does not exclude the possibility of acquiring an ownership interest of less than 50.1% in a target business or acquiring a target business without at the same time acquiring control. From the point of view of the Company's shareholders, the structure of the Proposed Acquisition has the same economic outcome as the business combination structures chosen by most other SPACs that have been registered with the Commission.

     The Company is a blank check company, also referred to as "special purpose acquisition company" or "SPAC," formed for the purpose of effecting "a merger, capital stock exchange, asset acquisition OR OTHER SIMILAR TRANSACTION with one or more businesses that have operations primarily in India." (Emphasis added.) This purpose is stated in the Company's Certificate of Incorporation and is disclosed in multiple places in the Prospectus, including in the first sentence on the prospectus cover and the first sentence of each of the sections "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Proposed Business."

     The Prospectus also includes the following sentence on page 40 and in substantially similar form on page 41 in the section "Proposed Business--Effecting a Business Combination" including the subsection titled "Selection of a target business and structuring of a business combination:" "Subject to the limitation that a target business have a fair market value of at least 80% of our net assets at the time of the acquisition as described below in more detail, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate." Furthermore, in disclosing its stockholders' right to vote on the proposed business combination, the Company stated in the Prospectus that it "will seek stockholder approval before [it] effect[s its] initial business combination, even if THE NATURE OF THE ACQUISITION would not ordinarily require stockholder approval under applicable state law." (Emphasis added.)

     Customarily, SPACs effect the business combination for which they were formed by means of a statutory merger, such as pursuant to Section 251 or 252 of the Delaware General Corporation Law, or as an acquisition of assets. One of the main reasons SPACs pursue these structures is to avoid the consequences of having to register as an investment company under the Investment Company Act of 1940. Please see pages 18 and 34 of the Proxy Statement for a description of such consequences.

     As a result of certain restrictions and a lack of clarity in the regulatory approval process and timelines under Indian law, which is both the governing law in the home jurisdiction of the Target Companies and the law governing the Share Subscription Agreements, the Proposed Acquisition has been structured as a cash acquisition of equity shares of each of SMC and SAM. Set forth below are the alternative business combination structures that were considered for the proposed transaction between the Company and the Target Companies and a brief statement of reasons for why such structures were determined not to be feasible.

     1. Statutory Merger using a Non-Indian Subsidiary: The Indian Companies Act, 1956 (the "Companies Act") regulates the merger and amalgamations of Indian companies. Although the Companies Act provides for mergers of a foreign company with an Indian company in which the Indian company is the surviving entity, it does not permit a merger or amalgamation of an Indian company with a foreign company in which the foreign company is the surviving entity. Accordingly, a statutory merger, in which the Target Companies would have been merged into a non-Indian subsidiary of the Company, was eliminated as an alternative.

     2. Merger using an Indian SPV: The Company could also have formed a subsidiary incorporated in India ("Indian SPV") and the Target Companies could have subsequently been merged with the Indian SPV. However, since both Target Companies are listed on Indian stock exchanges, the merger would have been subject to the provisions of the Companies Act and the respective stock exchanges. Additionally, the merger would have been subject to significant delay as a result of the need to obtain (a) regulatory approvals relating to the transfer and change of existing business licenses, (b) approvals from stock exchanges, including for the listing of the Indian SPV, (c) approval from the High Court, i.e., the appellate court(s) in the jurisdiction(s) of the Target Companies and the Indian SPV, (d) approval from the shareholders of the Target Companies, and (e) approval from the creditors of the Target Companies, among others. During the course of the negotiations with the Company, SMC and SAM had requested that the transaction be consummated in or around October 2007, effectively eliminating the option of a merger using an Indian SPV since the time to complete the transaction in that case could have exceeded twelve months.

     3. Share Swap: A third transaction alternative, swapping the equity share capital of the Target Companies with the equity share capital of the Company, was rejected for the following reasons:

          (a) Indian law recognizes a share swap only in connection with an issuance of American Depository Receipts or Global Depository Receipts pursuant to the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder from time to time (the "Depository Scheme"). The proposed transaction did not meet the requirements of the Depository Scheme and would have required prior approval from the Foreign Investment Promotion Board and Reserve Bank of India.

          (b) The rules of the Indian stock exchanges require the promoters of the Target Companies directly to own a certain minimum percentage of the equity share capital of the Target Companies and their operating subsidiaries (the "Dominant Promoters Group Requirements"). A share swap would have been subject to approval from the stock exchanges, which would have been granted only if the exchanges considered the ownership interest of the Target Companies' promoters in the Company to comply with the Dominant Promoters Group Requirements.

          Since there are no existing guidelines for a swap other than as set out in the Depository Scheme and since the transaction would have been subject to various regulatory approvals, there was substantial uncertainty on the regulatory implications and the time required to obtain such approvals. This level of uncertainty would have made it unlikely for the transaction to close by October 2007.

     A further consideration in deciding on how to structure the business combination was the uncertainty and potential for significant delay posed by an acquisition of 15% or more of the Target Companies' Shares. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("SEBI Takeover Code") require every company acquiring 15% or more of the share capital of a listed Indian company to make an open offer to buy an additional 20% of such share capital from the Indian company's public shareholders (the "Open Offer Requirement"). The SEBI Takeover Code furthermore requires (a) public shareholders to own at least 25% of the Target Companies' share capital in order for the shares to continue to be eligible for listing and
(b) the promoters of the Target Companies to comply with the Dominant Promoters Group Requirements. An acquisition of 15% or more of the share capital of the Target Companies would have triggered the Open Offer Requirement and may have jeopardized the ability of the Target Companies to meet the two requirements in the preceding sentence. Accordingly, this alternative was also considered not to be feasible for the transaction.

     The Proposed Acquisition, while not mirroring the steps ordinarily taken in a statutory merger (the transaction structure most often chosen by SPACs), has the same economic outcome from the point of view of the Company's current stockholders. In a statutory merger, the disappearing corporation (the target company) is commonly merged into a subsidiary of the surviving corporation (the
SPAC) and the stockholders of the disappearing corporation receive shares in the surviving corporation. In a majority of cases, the SPAC's ownership structure changes from one in which the investing public and the promoters collectively exercise control by holding 100% of the SPAC's shares, to one in which control is held by the former stockholders of the target company. If the Proposed Acquisition were structured in the same manner in which the business combinations of most other SPACs are structured, i.e., in the form of a statutory merger, the Company's current stockholders would wind up with 14.90% of the combined company's shares, with the remaining shares owned by SMC's and SAM's current stockholders.

     If the transaction is consummated as planned, the Company will become the direct, legal and beneficial owner of 14.90% of the total issued and paid up equity share capital of each of SMC and SAM. The Company's stockholders will therefore collectively become indirect owners of 14.90% of such share capital, which would provide them with the same ownership, albeit indirectly, than had the transaction been structured as a statutory merger. From the point of view of the Company's stockholders, their post-transaction ownership of the operating business is economically identical to what they could have expected had they instead invested in any of a majority of other SPACs that have been registered with the Commission but that did not face the prospect of a lengthy and uncertain approval process in a foreign jurisdiction.

     If you have any further questions or comments, please do not hesitate to call the undersigned at (212) 768-6999 or Joseph H. Schmitt at (212) 768-6983.

                                              Sincerely,

                                                /s/ Ira I. Roxland,rc

                                              Ira I. Roxland

cc:  Pradip Bhaumik, Securities and Exchange Commission
     F. Jacob Cherian, Millennium India Acquisition Company Inc.
     Suhel Kanuga, Millennium India Acquisition Company Inc.